Exhibit 99.1

CONTINENTAL ENERGY CORPORATION
CHARTER OF THE
COMPENSATION
COMMITTEE

1.	EFFECTIVENESS AND CHANGE

This Charter of the Compensation Committee (this "Charter") is ratified and adopted by order of the Board of Directors ("Board") of Continental Energy Corporation ("Continental") with effect upon and from the date of this last revision, replacing all others, and dated as the "Adoption Date" on 17 May 2017.

This Charter shall continue in full force and effect until revoked or revised by the Board. This Charter is subject to change by the Board, at any time, to address any new issues or specific concerns which may arise as a result of ongoing business operations; changes in statutory or regulatory compliance requirements; and any recommendations for changes brought to the Board by the Committee.

2.	PURPOSE AND SCOPE

The Board has caused the preparation of this Charter for the purpose of establishing operating procedures and guiding principles for the Board's duly appointed Compensation Committee (the "Committee") which is herewith formed and constituted as a standing committee of the Board.

3.	MISSION OF THE COMMITTEE

The mission of the Committee is five-fold and includes the following:

a)

At least once every three years the Committee shall perform a review Continental's published "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans".

b)

After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans. The Committee is charged with the primary responsibility of oversight and administration of the Compensation Plans. However, when making recommendation for additions or revisions to the Compensation Plans, the Committee shall seek the advice and coordinate with the Audit Committee when a financial or audit related issue of the Code is being considered. Only the Board may amend or change a Compensation Plan.

c)

The Committee shall develop and recommend revisions to this Charter to comply with ever changing securities regulatory requirements and develop competitive Compensation Plans that are directly applicable to Continental and its core business operations activities and are realistically achievable given Continental's limited financial resources and available manpower.

d)	The Committee shall cause the preparation of the disclosure more fully described in Section-8.

e)

The Committee shall perform any tasks or duties delegated to it by the Board from time to time; and provide such specific assistance as required upon any request for assistance, advice, or recommendation from the Board or from the Audit Committee or from any "Lead Director" as contemplated in Part-3.2 of NP 58-201.

4.	COMPOSITION OF THE COMMITTEE

a)	The Committee shall be comprised of three or more directors, each of whom shall upon appointment be a "Member" of the Committee.

b)	At least a majority of those directors appointed as Members of the Committee shall be "Independent Directors" as defined in Part-1.2(1) of NI 58-101.

c)	At least one director appointed as a Member of the Committee shall have prior public company experience in formulating stock-option plans and/or other Compensation Plans.

d)

The Board may or may not designate one member of the Committee to be its "Chair". If a Chair of the Committee is not designated or is not present at a meeting of the Committee, then the Members present may designate a Chair for the meeting by a majority vote. Two Members present at a meeting shall constitute a quorum.

e)

The Members of the Committee shall be appointed by the Board and shall serve until their successors are appointed. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to the Committee continuing to satisfy the composition requirements mentioned above.

5.	MEETINGS OF THE COMMITTEE

a)	Except as expressly otherwise provided in this Charter or in the articles of the company, the Committee shall fix its own rules of procedure.

b)

In order to discharge its responsibilities, the Committee shall meet annually at the time of the preparation of the management information circular that Continental files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors basis. Additionally, the Committee may otherwise meet at such times as the Chair of the Committee shall designate.

c)

At all meetings of the Committee, the presence of a majority of the Members will constitute a quorum for the transaction of the business and the vote of a majority of the Members present shall be the act of the Committee.

d)

Members of the Committee may participate in a meeting of the Committee by conference telephone, voice over internet, or similar means of communications by means of which all people participating in the meeting can hear each other and participation in such a meeting will constitute presence in person at such a meeting.

e)

Any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of its members consent in writing to the action and such writing is filed with the records of proceedings of the Committee.

f)

If applicable, directors not on the Committee may attend meetings at the discretion of the Committee. At the invitation of the Chair of the Committee, members of management and outside consultants may attend Committee meetings.

6.	POLICY OVERSIGHT AND ADMINISTRATION

In addition to the primary mission of the Committee to oversee and supervise the Compensation Plans as provided for in Section-3.a herein, the Committee shall also oversee and make similar recommendations for new additions and improvements to certain of Continental's written and published policy statements (each a "Policy") set out below, and if oversight is in conjunction with any other Committee, the Compensation shall act as the Senior Committee. The decision of the Senior Committee shall be final. These certain Policies include the following and any others added by the Board:

a)	Continental's "Policy on Incentive Stock Options".

b)	Continental's "Policy on Occupational Health and Safety".

7.	OTHER COMMITTEE RELATIONSHIPS

The nature of the Committee's duties under this Charter may overlap from time to time with the duties of other Committees established by the Board. In such cases the Committee and the overlapping Committee shall work together to divide such overlapping duties so as to avoid any overlapping duplication of effort. In the case of any overlap of the Committee's duties and responsibilities hereunder and those of the Audit Committee with regard to form and substance of any filings made for regulatory compliance, then the Audit Committee shall take seniority for authority and responsibility to ensure the overlapping task is executed in accordance with its own charter.

8.	NI 58-102 DISCLOSURE

The Committee is hereby charged with the principle task and responsibility to facilitate, enable, and ensure that Continental makes timely and accurate disclosures and filing in the form and substance required by Part-9.3.1 of the Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations. The Committee shall accomplish this task as follows:

f)

The Committee is hereby authorized and empowered on behalf of the Board to prepare the annual disclosure required by Form 58-102F6 Statement of Executive Compensation for inclusion in Continental's management information circular that Continental prepares and files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors.

g)

The Committee is hereby authorized and empowered on behalf of the Board to insure that complete copies of the Policies and Compensation Plans administered by the Committee of the Code inclusive of any amendments thereto are published and filed on SEDAR and on EDGAR and thereby made available for public download in accordance with the provisions of Section-2.3 of NI 58-101.

9.	PUBLIC NOTICE FILINGS

Continental has published the latest revision of this Charter and made it available for public access in filings made shortly after the Adoption Date as follows:

a)

A complete copy of this Charter has been publicly filed on the Canadian Securities Administrators ("CSA") National Instrument ("NI") 13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with requirements of Part-2.3 of the CSA's NI 58-101 Disclosure of Corporate Governance Practices.

b)

A complete copy of this Charter has also  been publicly filed on the US Securities Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system under cover of a Form-6K Report of Foreign Issuer.

c)

This entire Charter is publicly available in a convenient PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/.

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